[ORTHOLOGIC CORP. LETTERHEAD]
      October 26, 2006
Gregory S. Belliston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OrthoLogic Corp.
Registration Statement on Form S-3, File No. 333-137754, as amended
(the “Registration Statement”)
Dear Mr. Belliston:
          Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, OrthoLogic Corp. (the “Company”) respectfully requests that the effective date of the Registration Statement be accelerated so that it will become effective on Monday, October 30, 2006, or as soon thereafter as practicable.
          In connection with our request and pursuant to your letter to us dated October 6, 2006, the Company hereby acknowledges that:
          • should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          • the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Les M. Taeger
Les M. Taeger
Chief Financial Officer